EXHIBIT 99.10

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Enerplus Corporation (the “Corporation”) on Form 40-F for the fiscal year ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jodine J. Jenson Labrie, Senior Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.
Senior Vice President and Chief Financial Officer of Enerplus Corporation
/s/ Jodine J. Jenson Labrie
Jodine J. Jenson Labrie Senior Vice President and Chief Financial Officer of Enerplus Corporation

February 21, 2024

The foregoing certification shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.